EXHIBIT 99.77C


                                NSAR ITEM 77C

Van Kampen American Capital Value Municipal Income Trust (VKV)

(a)     An Annual Meeting of Shareholders was held on May 28, 1997.

(b) The election of Trustees of Van Kampen American Capital Municipal Income Trust (the "Fund") included:

        David C. Arch, Howard J Kerr and Dennis J. McDonnell

(c)     The following were voted on at the meeting:

        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                        For  19,019,644                  Against   288,536

        4) For each VK Fund, to Ratify the Selection KPMG Peat Marwick LLP Independent Public Accountants for its Current Fiscal Year.

                        For  19,340,487                  Against   102,532